April 29, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that POSCO has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2014, which was filed with the Securities and Exchange Commission on April 29, 2015. The disclosure can be found under the heading “Item 3.D. Risk Factors — We could be adversely affected if the U.S. government were to determine that our affiliate’s Iran-related business activities are sanctionable under the U.S. Iranian sanction laws and regulations” in the Annual Report on Form 20-F and is incorporated by reference herein.

Sincerely,

/s/ Noh, Min-Yong
Noh, Min-Yong
Senior Vice President